MONEY MARKET OBLIGATIONS TRUST

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

June 6, 2014

Asen Parachkevov

EDGAR Operations Branch

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: MONEY MARKET OBLIGATIONS TRUST (the “Registrant”)

Federated Prime Obligations Fund – Automated Shares

Federated Treasury Obligations Fund – Automated Shares

1933 Act File No. 33-31602

1940 Act File No. 811-5950

Dear Mr. Parachkevov:

The Registrant is submitting this correspondence to respond to your May 29, 2014 and June 4, 2014 comments on its Rule 485(a) post-effective amendment filed on May 9, 2014 under Post-Effective Amendment No. 148 and Amendment No. 150 to add Automated Shares to Federated Prime Obligations Fund and Federated Treasury Obligations Fund (the “Funds”).

1. In response to your comment on the Fee Table footnotes in the Funds, the Registrant respectfully refers to disclosure determined through comments received from SEC Examiner Keith O’Connell during the period in which the Federated Investors Fund Complex submitted Rule 485(a) filings to convert to the new Form N-1A summary section requirements in 2009 and 2010.

The Registrant cites a Correspondence filing for Federated Total Return Series, Inc. dated and submitted on November 30, 2009 (Accession No. 0001318148-09-001697) in which it was agreed that the relevant fee table footnote will disclose the information required by Instruction 3(e) of Item 3 of Form N-1A, specifically: the footnote discloses the period for which a voluntary waiver arrangement will continue which shall be for no less than one year from the effective date of the Fund’s registration statement; the termination date of the waiver; and who can terminate the arrangement and under what circumstances. Instruction 3(e) of Item 3 of Form N-1A does not require a registrant to execute a separate contractual fee waiver agreement. Further, the Registrant’s Board of Trustees did not require a separate contractual fee waiver agreement and the Registrant’s adviser voluntarily agreed to the waiver arrangement. Therefore, in accordance with the comments received in 2009 and as set forth in the relevant Correspondence filing, it was agreed that the disclosure would be limited to the disclosure requirements of Instruction 3(e) of Item 3 of Form N-1A.

With respect to your comment on the requirement that a waiver must be in place for no less than one year from the effective date of the Funds’ registration statements, the termination date in the footnotes will be corrected to reflect July 1, 2015, instead of June 1, 2015.

2. In response to your comment on the Example portion of the Fee Tables of the Funds, we have confirmed with Federated’s Funds Financial Services Department that a more conservative approach is taken in calculating the Example figures such that they reflect gross expenses, not net expenses, for each of the periods shown.

3. In response to your comment in the first sentence of the second paragraph under “How to Purchase Shares,” the reference to “Fund Shares” will be changed to “Automated Shares.” Accordingly, the Registrant will make such similar change as may be necessary in other sections to clarify reference to Automated Shares.

4. In response to your comment regarding the following disclosure in the sub-section “Small Distributions and Uncashed Checks,” under “Account and Share Information”:

“Generally, dividend and/or capital gain distributions payable by check in an amount of less than $25 will be automatically reinvested in additional shares.”

The Registrant and its counsel, K&L Gates LLP, affirm that this practice applies equally to all shareholders of the Funds and accordingly does not create a separate senior class of securities in violation of Investment Company Act Section 18. Please see the accompanying legal memorandum from K&L Gates LLP.

To further clarify the Registrant’s disclosure, the Registrant will add the following sentence to the disclosure above:

“This policy does not apply if you have elected to receive cash distributions that are directly deposited into your bank account.”

In connection with the review of this filing by the Staff, we acknowledge that: (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, we do not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) we may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions please do not hesitate to contact me at 412-288-1472.

Very truly yours,

/s/ Leslie C. Petrone

Senior Manager

Reed Smith LLP

Enclosures

K&L GATES	K&L Gates LLP State Street Financial Center One Lincoln Street Boston, MA 02111 T +1 617 261 3100 F +1 617 261 3175 klgates.com

MEMORANDUM

By Email

TO:	Federated Investment Management Company
FROM:	K&L Gates LLP
DATE:	June 6, 2014
Re:	Automatic Distribution Reinvestment Policy

Federated Investment Management Company (“FIMCO”), as the investment adviser to Federated Prime Obligations Fund and Federated Treasury Obligations Fund (each a “Fund”, and together the “Funds”), each a portfolio of the Money Market Obligations Trust (the “Trust”), has asked us to confirm that the Funds’ policy to automatically reinvest de minimis distributions of dividends and capital gains in amounts of less than $25 payable by check (as described in more detail below, the “Distribution Reinvestment Policy”) does not violate Section 18 of the Investment Company Act of 1940 (the “1940 Act). We understand that this memorandum has been requested in response to a comment (the “Staff Comment”) received from the disclosure staff of the U.S. Securities and Exchange Commission (“SEC”) in connection with the Funds’ request for accelerated effectiveness of post-effective amendments to the Trust’s registration statement filed pursuant to Rule 485(a) under the Securities Act of 1933, and that this memorandum will be provided to the SEC staff in response to the Staff Comment.

Executive Summary

We do not believe that the Distribution Reinvestment Policy should be viewed as violative of Section 18 of the 1940 Act. The Distribution Reinvestment Policy can be distinguished from the no-action letters cited by the SEC staff[1], and the Distribution Reinvestment Policy treats shareholders equally, because the de minimis distribution payments are payable in cash other than by check when an investor elects distribution to be paid by electronic transfer via ACH or wire. When a shareholder elects to receive or to continue to receive distributions in cash by check, the shareholder makes the decision to reinvest distributions in amounts of less than $25, which is described in the prospectus and Funds’ account application. There also is a strong statutory basis that the Distribution Reinvestment Policy (as described in more detail below) does not violate Section 18 of the 1940 Act, as well as compelling policy reasons why the Distribution Reinvestment Policy is in the best interest of the Funds and their shareholders. In addition, the guidance from the SEC staff in the Cited No-Action Letters is stale, and the SEC staff in the Cited No-Action Letters did not articulate clearly either a statutory basis under Section 18 or a policy rationale for denying no-action relief to funds with similar policies.

K&L GATES	MEMORANDUM Page 2 June 6, 2014

Background

Many mutual funds have for decades maintained a policy whereby dividend and capital gain distributions of certain de minimis amounts are automatically reinvested in additional shares of the applicable fund. Under the Distribution Reinvestment Policy, the Funds, like all Federated open-end funds, have adopted a policy whereby de minimis dividend and/or capital gain distributions where the shareholder has elected to receive such distributions in cash by check in an amount of less than $25 will be automatically reinvested in additional shares of the applicable Fund. All shareholders of the Funds can receive de minimis distributions of dividends and capital gains in amounts of less than $25 by electing to receive all distributions by electronic transfer (e.g., via ACH) rather than by check. The relevant disclosure in each Fund’s prospectus makes clear that the Distribution Reinvestment Policy only applies to de minimis distributions by check: “Your dividends and capital gains distributions will be automatically reinvested in additional Shares without a sales charge, unless you elect cash payments. . . . Generally, dividend and/or capital gain distributions payable by check in an amount of less than $25 will be automatically reinvested in additional shares.” (emphasis added). When a Fund shareholder elects to receive distributions of dividends and capital gains in cash the shareholders may elect to receive such distributions other than by check (e.g., by electronic transfer via ACH) when the shareholder has elected to receive all distributions (irrespective of dollar amount) by electronic transfer. Given the disclosure in each Fund’s prospectus when a shareholder elects to receive all distributions in cash by check, the shareholder makes the decision to reinvest distributions in amounts of less than $25.

As reviewed with the Board of Trustees of the Trust (the “Board”), the Distribution Reinvestment Policy was adopted in an effort to reduce Fund expenses and provide administrative and compounding benefits to shareholders. The direct and indirect costs of processing and mailing paper checks to shareholders are expensive. The Board was informed that each mailed check costs the Fund approximately $1.00 to process and mail. Low-dollar checks often remain un-cashed by shareholders, which leads to additional costs to the Funds due to account maintenance and check-reissuance fees and eventually additional costs associated with escheatment of the monies to the states.

The Distribution Reinvestment Policy balances the interests of all shareholders and benefits many more shareholders than it might possibly inconvenience. As such, the Board reviewed and the Funds adopted the Distribution Reinvestment Policy, and this policy is appropriately disclosed in the Funds’ registration statements. [2]

In providing the Staff Comment, we understand that the SEC disclosure staff is taking the position, in reliance on the Cited No-Action Letters, that the Funds’ Distribution Reinvestment Policy is not permissible under Section 18 of the 1940 Act because it creates a separate, senior class of

K&L GATES	MEMORANDUM Page 3 June 6, 2014

securities. In addition, the SEC staff indicated that it would be making this Staff Comment generally going forward to other fund complexes.

Analysis

Section 18(f) of the 1940 Act prohibits a mutual fund from issuing “any class of senior security or to sell any senior security of which it is the issuer…” Section 18(g) of the 1940 Act defines “senior security” to mean “any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness, and any stock of a class having priority over any other class as to distribution of assets or payment of dividends…”

In the Cited No-Action Letters, the SEC staff declined twice to provide no-action relief with respect to the distribution reinvestment policies in question, concluding that the distribution reinvestment plans in question only applied to certain shareholders, either by the number of shares they hold or the number of dividends and capital gains distributions they receive, and thereby created senior securities prohibited under Section 18 of the 1940 Act. Specifically, in the NEA No-Action Letter, in reaching the conclusion that a senior security was created under Section 18, the SEC staff appears to have relied on the fact that shareholders owning less than 100 shares could not elect to receive cash dividends, and, therefore, that such shareholders could not receive any cash distributions, under the mandatory distribution reinvestment policy in question. In the USF No-Action Letter, like the NEA No-Action Letter, the mandatory distribution reinvestment policy in question only gave shareholders the option to reinvest distributions or receive cash distributions by check, and did not appear to provide shareholders with an option to receive cash distributions in amounts of less than $25 (other than by redeeming the shares purchased through the reinvestment). Given these facts, the SEC staff declined to provide no-action relief in reliance on the NEA No-Action Letter, without analysis.

The Funds’ Distribution Reinvestment Policy does not create a senior security. As discussed above, Section 18(g) defines a “senior security,” in relevant part to mean “any stock of a class having priority over any other class as to distribution of assets or payment of dividends…” The Funds’ Distribution Reinvestment Policy does not create a priority with respect to the payment of dividends or capital gain distributions. All Fund shareholders will be paid exactly the same amount of money per share at the same time on the relevant date. In addition, all similarly situated shareholders will be treated equally. All shareholders entitled to a certain dollar threshold or less will receive payment in the form of redeemable shares of the fund paying the dividend. All shareholders of the Funds can receive de minimis distributions of dividends and capital gains in amounts of less than $25 by electing to receive all distributions by electronic transfer (e.g., via ACH) rather than by check. The relevant disclosure in each Fund’s prospectus makes clear that the Distribution Reinvestment Policy only applies to de minimis distributions by check when a shareholder does not elect distributions to be paid by electronic transfer. When a shareholder elects to receive all distributions in cash paid by check, the shareholder makes the decision to reinvest distributions in amounts of less than $25. The Funds’ Distribution Reinvestment Policy does not discriminate against any subset of Fund shareholders.

The legislative history surrounding Section 18 of the 1940 Act indicates that Section 18 was designed to prevent the dilution of certain shareholder rights. In summarizing the bill, Mr.

K&L GATES	MEMORANDUM Page 4 June 6, 2014

Wagner[3] explains that Section 18 was designed “to eliminate in the future the evils of complex capital structures, to apportion voting power equitably among the security holders of existing companies, and to prevent unfair dilution of stockholders’ interest the Company.”[4] To propose that the Distribution Reinvestment Policy results in the type of evil Section 18 was enacted to prevent would not be reasonable.

In fact, the Distribution Reinvestment Policy is in the interest of the Funds and their shareholders. The Distribution Reinvestment Policy results in cost savings for each Fund that is appreciated by all of the shareholders through an increased Fund net asset value. Often checks written for de minimis amounts will cost the Fund more to administer than the amount of the check itself. In addition, the Distribution Reinvestment Policy provides a convenience for shareholders, who otherwise may not bother to cash $1 or $5 checks. Any shareholder who would like cash can obtain it by providing instructions to receive distributions by electronic transfer (e.g., ACH) or by redeeming the shares purchased through the reinvestment of the distribution.

It should also be noted that there are several states that aggressively pursue their state escheatment laws. As a result, checks that go uncashed are subject to escheatment and in some instances the shareholder’s entire account may be subject to escheatment due to these laws. It would be an unfortunate result that but for the SEC staff position, an investor’s entire account is subject to escheatment. Clearly, not a result that is consistent with Section 18.

The mutual fund industry and the SEC staff have long-recognized certain account features or policies may affect shareholders differently as appropriate without violating Section 18 (e.g., mandatory redemptions of small accounts and account maintenance fees.) In particular, the Distribution Reinvestment Policy can be considered analogous to a mandatory redemption policy, which is permitted and does not raise Section 18 concerns. One could make a technical argument that a mandatory redemption policy would violate Section 18 given it affects only certain shareholders’ “distribution of assets,” just as the SEC disclosure staff takes the position that the Distribution Reinvestment Policy violates Section 18 because only certain investors “payment of dividends” are affected by the policy. However, a mandatory redemption policy does not create a separate class issue given that all shareholders are subject to the same policy and treated equally in similar situations. The same is true for a Distribution Reinvestment Policy.

Conclusion

In conclusion, we believe there is a clear statutory basis that the Distribution Reinvestment Policy does not violate Section 18, as well as legitimate policy reasons why the Distribution Reinvestment Policy is in the best interest of the Fund and its shareholders.

The Distribution Reinvestment Policy can be distinguished from the Cited No-Action Letters, and the Distribution Reinvestment Policy treats shareholders equally, because the de minimis distribution payments are payable other than by check (e.g. electronic transfer via ACH). In addition, given the Funds’ disclosure, when a shareholder elects to receive or continue to receive

K&L GATES	MEMORANDUM Page 5 June 6, 2014

distributions in cash by check, the shareholder makes the decision to reinvest distributions in amounts of less than $25.

Furthermore, in the Cited No-Action Letters the SEC staff did not articulate clearly either a statutory basis under Section 18 or a policy rationale for denying no-action relief for similar dividend reinvestment policies. The economic reality is that the cost of cutting checks at the time of the Cited No-Action Letters, each over 25 years ago, was nominal compared to the administrative costs today. Additionally, the SEC staff’s position as articulated in the Comment Letter may result in harm to shareholders, as the SEC staff’s position dates from a time before states were as active as today in pursuing escheatment. If the Funds send shareholders a stream of small checks that they don't cash, this will likely result in shareholders losing their dividends and perhaps their entire investments to state governments.

[1] United Services Funds (pub. avail. Apr. 1, 1988) (the “USF No-Action Letter”) and NEA Mutual Fund, Inc. (pub. avail. Feb. 16, 1974) (the “NEA No-Action Letter,” together with the USF No-Action Letter, the “Cited No-Action Letters”).

[2] In addition to the notice/disclosure provided to shareholders under the Funds’ prospectuses, since the implementation of the Distribution Reinvestment Policy, similar disclosure has appeared in the Funds’ Account Application under the heading “Special Instructions for Cash Distributions.” In relevant part, the Account Application states: “Any dividend and/or capital gain distribution by check that is less than $25 will automatically be reinvested into your account.”

[3] Robert F. Wagner (D-NY).

[4] See S. 3580, March 14, 1940, 86 Cong. Rec. 2844-47 (1940).